Exhibit 2
UCI Holdings Limited
UCI Holdings Limited Reports Results of Operations for
Second Quarter 2011
EVANSVILLE, IN August 23, 2011 — UCI Holdings Limited (“Holdings”), the parent company of UCI International, Inc. (“UCI”), today announced results for the second quarter ended June 30, 2011. Net sales for Holdings of $251.9 million for the three months ended June 30, 2011 was up $15.7 million, or 6.6%, compared to the year-ago quarter. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in the retail, OES (new car dealer service) and OEM channels, with a decline in the traditional and heavy duty channels.
Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $40.9 million for the second quarter, compared with $44.3 million for the year-ago quarter. The reconciliation of net income (loss) to adjusted EBITDA, a non-GAAP measure of financial performance, is set forth in Schedule A.
Net income for the quarter was $5.9 million, including $2.0 million, net of tax, in special charges, consisting primarily of costs related to the UCI acquisition (including merger and acquisition costs and inventory step up), restructuring and severance costs, patent and class action litigation costs, changes in the value of a swaption contract and costs of obtaining new business. Excluding these items, adjusted net income would have been $7.9 million for the quarter. Adjusted net income attributable to UCI for the second quarter of 2010 was $12.2 million, excluding $3.3 million, net of tax, in special charges, consisting of restructuring and severance costs, patent and class action litigation costs, holding company non-operating costs and costs of obtaining new business.
“Net sales in the second quarter of 2011 continued to increase, both year-over-year and sequentially, particularly in our core retail market, as well as the OEM and OES channels,” said Bruce Zorich, Chief Executive Officer of UCI. “While our sales have held up well, the uncertain economic climate and continued high gas prices may adversely affect miles driven which could impact the sale of our replacement parts.”
“We also had another strong operating quarter, with adjusted EBITDA once again over $40 million,” continued Zorich. “As we saw last quarter, however, some of our sales growth was in parts for newer model cars, more of which are purchased versus manufactured parts. Lower margins on those sales, as well as continued higher commodities costs and increased labor and benefits costs, tempered our results for the quarter. We have initiatives in place to address the ‘make vs. buy’ issue and, as always, we are aggressively working on our overall cost structure.”
As of June 30, 2011, the company’s cash on hand was $65.6 million, and total debt was $698.3 million.

Conference Call
Holdings will host a conference call to discuss its results and performance on Wednesday, August 24, 2011 at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.
A replay of the call will be available from August 25, 2011 for a 14 day period, at www.uciholdings.com. Click on the UCI 2011 2nd Quarter Results button.
About UCI Holdings Limited
UCI Holdings Limited, through its wholly-owned subsidiary, UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.
Forward Looking Statements
All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that Holdings expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give Holdings’ current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of Holdings and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to Holdings’ operations and business environment, all of which are difficult to predict and many of which are beyond Holdings’ control. Holdings cautions investors that these uncertainties and factors could cause Holdings’ actual results to differ materially from those stated in the forward-looking statements. Holdings cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, Holdings undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.
For More Information, Contact:
Keith Zar (812) 867-4289

UCI Holdings Limited
Condensed Consolidated Income Statements
(in thousands)

	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Six Months	January 1, 2011	Six Months
	Ended	Ended	Ended	through	Ended
	June 30, 2011	June 30, 2010	June 30, 2011	January 25, 2011	June 30, 2010
Net sales	$251,942	$236,198	$418,651	$78,842	$466,502
Cost of sales	191,762	176,228	335,432	60,296	349,304

Gross profit	60,180	59,970	83,219	18,546	117,198

Operating expense
Selling and warehousing	(17,915)	(15,077)	(30,304)	(5,167)	(29,372)
General and administrative	(12,430)	(11,022)	(21,773)	(4,390)	(22,453)
Amortization of acquired intangible assets	(5,709)	(1,336)	(9,269)	(405)	(2,671)
Merger and acquisition costs	(2,535)	—	(11,031)	(5,170)	—
Restructuring costs, net	(675)	(344)	(786)	—	(2,380)
Stock-based compensation expense	—	(101)	—	(15,082)	(220)
Patent litigation costs	(104)	(74)	(136)	(500)	(1,038)

Operating income (loss)	20,812	32,016	9,920	(12,168)	59,064

Other expense
Interest expense, net	(13,808)	(14,935)	(23,823)	(4,663)	(29,726)
Management fee expense	—	(500)	—	(139)	(1,000)
Loss on early extinguishment of debt	—	—	—	(24,153)	—
Debt commitment fees	—	—	(5,945)	—	—
Miscellaneous, net	(1,851)	(1,352)	(2,499)	(727)	(2,303)

Income (loss) before income taxes	5,153	15,229	(22,347)	(41,850)	26,035
Income tax (expense) benefit	788	(6,315)	8,058	13,952	(10,540)

Net income (loss)	5,941	8,914	(14,289)	(27,898)	15,495
Less: Loss attributable to noncontrolling interest	—	(2)	—	—	(37)

Net income (loss) attributable to UCI Holdings Limited	$5,941	$8,916	$(14,289)	$(27,898)	$15,532

The condensed consolidated financial statements as of June 30, 2011 and for the three and six month periods ended June 30, 2011 of UCI Holdings Limited represent those of the Successor company. Because UCI Holdings Limited was formed on November 26, 2010, it has no financial statements as of or for periods ended prior to that date. Prior to acquiring UCI International, UCI Holdings generated no net sales, had no operations and only incurred merger and acquisition costs and debt issuance costs in anticipation of acquiring UCI International. As such, UCI Holdings Limited’s income statement only includes UCI International’s activity since the date of the acquisition.
The condensed consolidated financial statements of UCI International as of December 31, 2010 and for the period January 1, 2011 through January 25, 2011 and for the three and six month periods ended June 30, 2010 represent those of the Predecessor.

UCI Holdings Limited
Condensed Consolidated Balance Sheets
(in thousands)

	Successor	Predecessor
	June 30,	December 31,
	2011	2010
Assets

Current assets
Cash and cash equivalents	$65,616	$200,330
Accounts receivable, net	274,794	271,832
Inventories, net	162,583	144,156
Deferred tax assets	36,594	38,377
Restricted cash	—	16,290
Other current assets	19,067	17,663

Total current assets	558,654	688,648

Property, plant and equipment, net	155,433	135,060
Goodwill	307,616	241,461
Other intangible assets, net	440,068	63,048
Deferred financing costs, net	20,776	9,937
Other long-term assets	4,849	7,103

Total assets	$1,487,396	$1,145,257

Liabilities and shareholder’s equity

Current liabilities
Accounts payable	$134,409	$115,159
Short-term borrowings	—	3,271
Current maturities of long-term debt	3,358	4,473
Due to parent	6,665	—
Accrued expenses and other current liabilities	140,540	131,331

Total current liabilities	284,972	254,234
Long-term debt, less current maturities	694,948	766,735
Pension and other postretirement liabilities	72,960	87,040
Deferred tax liabilities	122,448	8,975
Other long-term liabilities	4,891	4,636

Total liabilities	1,180,219	1,121,620

Shareholder’s equity	307,177	23,637

Total liabilities and shareholder’s equity	$1,487,396	$1,145,257

UCI Holdings Limited
Condensed Consolidated Statements of Cash Flows
(in thousands)

	Successor	Predecessor
	Six Months	January 1, 2011	Six Months
	Ended	through	Ended
	June 30, 2011	January 25, 2011	June 30, 2010
Net cash provided by (used in) operating activities	$33,895	$(6,680)	$76,558

Cash flows from investing activities
Acquisition of UCI International, Inc., net of cash acquired	(185,270)	—	—
Capital expenditures	(6,474)	(1,571)	(11,741)
Proceeds from sale of property, plant and equipment	180	—	114
Proceeds from sale of joint venture interest (net of transaction costs and cash sold)	—	—	272
Decrease (increase) in restricted cash	16,290	—	(7,390)

Net cash used in investing activities	(175,274)	(1,571)	(18,745)

Cash flows from financing activities
Issuances of debt	—	—	9,619
Debt repayments	(2,298)	(2,633)	(24,708)
Payment of deferred financing costs	(19,528)	(920)	—
Payment of debt commitment fees	(5,945)	—	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount)	298,500	—	—
Issuance of Senior Notes	400,000	—	—
Repayment of 2010 Credit Facility	(423,938)	—	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	(360,115)	—	—
Equity contribution	320,000	—	—
Proceeds from exercise of stock options	—	1,077	—

Net cash provided by (used in) financing activities	206,676	(2,476)	(15,089)

Effect of exchange rate changes on cash	319	127	(480)

Net increase (decrease) in cash and cash equivalents	65,616	(10,600)	42,244

Cash and cash equivalents at beginning of year	—	200,330	131,942

Cash and cash equivalents at end of period	$65,616	$189,730	$174,186

EBITDA and Adjusted EBITDA
     EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense, net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Net income (loss), income tax expense (benefit), net interest expense and depreciation and amortization expense are not reduced by the amounts attributable to noncontrolling interests. Adjusted EBITDA as presented herein is also a financial measure used by our strategic owner to measure operating performance. Additionally, Adjusted EBITDA is used in the calculation of compliance with certain covenants in UCI’s senior secured credit facilities and the indenture governing UCI’s senior notes. Adjusted EBITDA is calculated as EBITDA adjusted for particular items relevant to explaining operating performance. These adjustments include significant items of a non-recurring or unusual nature that cannot be attributed to ordinary business operations, restructuring and redundancy costs and gains and losses in relation to the valuation of derivatives. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful in measuring the ability of those issuers to meet debt service obligations. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing our senior notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.
UCI Holdings Limited acquired UCI International, Inc. on January 26, 2011. As such, Holdings’ results of operations for the six months ended June 30, 2011 include the results of operations of UCI International only from the acquisition date. UCI’s senior secured credit facilities and the indenture governing UCI’s senior notes require us to calculate Adjusted EBITDA as if the acquisition had occurred on January 1, 2011. The column titled “Combined Six Months Ended June 30, 2011” on the following table represents the combination of the Successor six months ended June 30, 2011 and the Predecessor period January 1, 2011 through January 25, 2011. The combined Adjusted EBITDA of $77.0 million for the six months ended June 30, 2011 represents our Adjusted EBITDA as if the acquisition had occurred on January 1, 2011.

Schedule A
Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA
(dollars in millions)

	Successor	Predecessor
	Three Months	Three Months
	Ended June 30,	Ended June 30,
	2011	2010
Net income	$5.9	$8.9
Income tax expense (benefit)	(0.8)	6.3
Net interest expense	13.8	14.9
Depreciation and amortization expense	13.7	8.8

EBITDA	32.6	38.9

Restructuring costs and severance	0.7	0.3
Patent litigation costs	0.1	—
Cost of defending class action litigation	0.6	2.4
New business changeover and sales commitment costs	0.4	0.3
UCI International, Inc. non-operating expenses	—	0.3
Merger and acquisition costs	2.5	—
Inventory step up	0.6	—
Integration costs	2.5	—
Non-cash stock compensation expense	—	0.2
Swaption mark to market	0.7	—
Allowance for disputed non-trade receivable	—	1.4
Resolution of pre-acquisition matter	0.2	—
Management fee	—	0.5

Adjusted EBITDA	$40.9	$44.3

Net sales	$251.9	$236.2
Adjusted EBITDA margin	16.2%	18.8%

Schedule A (continued)
Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA
(dollars in millions)

	Combined	Successor	Predecessor
	Six Months	Six Months	January 1, 2011	Six Months
	Ended	Ended	through	Ended
	June 30,	June 30,	January 25,	June 30,
	2011	2011	2011	2010
Net income (loss)	$(42.2)	$(14.3)	$(27.9)	$15.5
Income tax expense (benefit)	(22.0)	(8.0)	(14.0)	10.5
Net interest expense	28.5	23.8	4.7	29.7
Depreciation and amortization expense	24.8	21.9	2.9	17.8

EBITDA	(10.9)	23.4	(34.3)	73.5

Restructuring costs and severance	0.8	0.8	—	2.4
Patent litigation costs	0.6	0.1	0.5	1.0
Cost of defending class action litigation	3.8	3.0	0.8	3.3
New business changeover and sales commitment costs	0.5	0.5	—	0.9
UCI International, Inc. non-operating expenses	—	—	—	1.2
Loss on early extinguishment of debt	24.2	—	24.2	—
Merger and acquisition costs	16.2	11.0	5.2	—
Inventory step up	16.4	16.4	—	—
Debt commitment fees	5.9	5.9	—	—
Integration costs	3.2	3.2	—	—
Non-cash stock compensation expense	15.1	—	15.1	0.3
Swaption mark to market	0.9	0.7	0.2	—
Allowance for disputed non-trade receivable	—	—	—	1.4
Resolution of pre-acquisition matter	0.2	0.2	—	—
Management fee	0.1	—	0.1	1.0

Adjusted EBITDA	$77.0	$65.2	$11.8	$85.0

Net sales	$497.5	$418.7	$78.8	$466.5
Adjusted EBITDA margin	15.5%	15.6%	15.0%	18.2%